                      SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D. C.  20549


                                   FORM 11-K

                                 ANNUAL REPORT


                       Pursuant to Section 15 (d) of the
                      Securities and Exchange Act of 1934

                  For the fiscal year ended December 31, 1993


A. Full title of the plan and the address of the plan if different from that of the issuer named below:


                    AMENDED AND RESTATED CRANE CO. SAVINGS
                              AND INVESTMENT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                   CRANE CO.
                           100 First Stamford Place
                          Stamford, Connecticut 06902

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS




                                                                   Page

INDEPENDENT AUDITORS' REPORT                                         1

FINANCIAL STATEMENTS
Statements of Net Assets Available for
      Benefits as of December 31, 1993 and 1992                      2
Statements of Changes in Net Assets
      Available for Benefits for the Years
      Ended December 31, 1993 and 1992                               3
Notes to Financial Statements                                        4



SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 1993 AND
FOR THE YEAR THEN ENDED

Item 27a - Schedule of Assets Held for Investment Purposes

Item 27d - Schedule of Reportable Transactions

INDEPENDENT AUDITORS' REPORT

Amended and Restated Crane Co. Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Amended and Restated Crane Co. Savings and Investment Plan (the "Plan") as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1993 and 1992, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment purposes as of December 31, 1993 and (2) transactions in excess of five percent of the beginning value of plan assets for the year ended December 31, 1993 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1993 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




/s/ Deloitte & Touche

May 27, 1994

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1993 AND 1992


                                                         1993              1992


ASSETS
INVESTMENTS, AT FAIR VALUE:
Vanguard Money Market Reserves - Prime Portfolio      $ 3,850,757       $ 3,408,017
Vanguard Fixed Rate GIC Trusts                         11,336,957        10,773,611
Windsor II - A Vanguard Fund                           13,280,677        10,978,033
Crane Company Stock Fund                               20,066,095        18,043,118
Medusa Stock Fund                                       1,767,327           736,119
Wellington Fund - A Vanguard Fund                       3,124,424         2,132,606
Vanguard Morgan Growth Fund                             1,617,589         1,130,530
Vanguard Fixed Income Securities Fund -
  Investment Grade Corporate Portfolio                    975,637           673,328
                                                      -----------       -----------
     Total investments                                 56,019,463        47,875,362

RECEIVABLES:
  Company contributions (Crane Co. Stock Fund)            193,652           187,045
  Employee contributions                                  457,710           452,848
                                                      -----------        ----------
     Total receivables                                    651,362           639,893

     Total assets                                      56,670,825        48,515,255

LIABILITIES

Forfeitures due Crane Co. (Crane Co. Stock Fund)           15,893            10,182
                                                      -----------        ----------
NET ASSETS AVAILABLE FOR BENEFITS                     $56,654,932       $48,505,073
                                                      ===========       ===========



See notes to financial statements.

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN


STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1992


                                                   1993              1992

CONTRIBUTIONS:
  Employee                                      $ 5,557,221       $ 5,240,181
  Crane Co. (Crane Co. Stock Fund)                2,356,912         2,170,732
                                                -----------       -----------
        Total contributions                       7,914,133         7,410,913

EARNINGS ON INVESTMENTS:
  Interest and dividends                          2,555,262         2,105,501
  Net appreciation in fair value of
     investments                                  2,768,599           757,897
                                                -----------        ----------
        Total earnings on investments             5,323,861         2,863,398

DISTRIBUTIONS TO PARTICIPANTS                    (5,174,538)       (5,270,677)
ROLLOVERS AND TRANSFERS FROM OTHER PLANS            133,895             4,818
FORFEITURES (Crane Co. Stock Fund)                  (47,492)          (54,161)
                                                -----------        ----------
NET INCREASE IN NET ASSETS AVAILABLE
  FOR BENEFITS                                    8,149,859         4,954,291

NET ASSETS AVAILABLE FOR BENEFITS -
  Beginning of year                              48,505,073        43,550,782
                                                -----------       -----------
NET ASSETS AVAILABLE FOR BENEFITS -
  End of year                                   $56,654,932       $48,505,073
                                                ===========       ===========




See notes to financial statements.

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN


Notes to Financial Statements
For the Years Ended December 31, 1993 and 1992




1.   DESCRIPTION OF THE PLAN

     The following is a brief description of the Amended and Restated Crane Co. Savings and Investment Plan ("the Plan"). Participants should refer to the Plan agreement and amendments for more complete information.

     A.     General

        The Plan is a defined contribution plan covering certain United States employees of Crane Co. and its subsidiaries (the
        "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).


     B.     Administration of the Plan

        The authority to manage, control and interpret the Plan is vested in the Administrative Committee of the Company. The Committee, which is appointed by the Compensation Committee of the Board of Directors of the Company, appoints the Plan Administrator and is the "named Fiduciary" within the meaning of the Employment Retirement Income Security Act of 1974 (the "Act").


     C.     Participation

        Subject to certain conditions, U.S. employees of Crane Co. and two of its subsidiaries, Huttig Sash & Door Company and UniDynamics Corporation, are eligible to participate in the Plan following completion of one year of service, as defined in the Plan document.


     D.     Contributions

        Participants may elect to contribute to the Plan from two to sixteen percent (up to 10% pre-tax) of their annual compensation (employees earning in excess of $64,245 are limited to 6%) to be invested in short-term, stock equity, bond, company stock or fixed income funds selected by the participant. The Company contributes on a matching basis an amount equal to 50% of each participant's deferred savings, up to 6% of the participant's compensation, all of which is invested in Company common stock. In accordance with the Internal Revenue code, participant pre-tax contributions could not exceed $8,994 in 1993.

    E.     Expenses

        Administrative expenses of the Plan are paid by the Employer. In addition personnel and facilities of the Employer used by the Plan for its accounting and other activities are provided at no charge to the Plan.

     F.     Vesting

        Employee contributions are 100 percent vested. Vesting for employer contributions are as follows:

                    Years of Service                       Vested Interest

           Less than 1 year                                      None
           1 year but fewer than 2                                 20%
           2 years but fewer than 3                                40%
           3 years but fewer than 4                                60%
           4 years but fewer than 5                                80%
           5 years or more                                        100%

        Participants whose employment terminates by reason of death, permanent disability or retirement are fully vested.

        Participants are fully vested upon the attainment of age sixty-five (65).

     G.    Distributions

        A participant whose employment with the Company terminates can elect to receive all vested amounts.

        A participant may apply to the Administrative Committee for a distribution in cases of hardship. The Committee has the sole discretion to approve or disapprove hardship withdrawal requests, in accordance with the Internal Revenue Code.

        Any part of a participant's Company contribution portion which is not vested at the time of termination of employment is forfeited and used to reduce future Company contributions.

     H.    Plan Termination

        The Company expects to continue the Plan indefinitely, but reserves the right to modify, suspend or terminate the Plan at any time, which includes the right to vary the amount of, or to terminate, the Company's contributions to the Plan. In the event of the Plan's termination or discontinuance of contributions thereunder, the interest of each participant in benefits accrued to such date, to the extent then funded, is fully vested and nonforfeitable. Subject to the requirements of the Internal Revenue Code, the Board of Directors shall thereupon direct either (i) that the Trustee continues to hold the accounts of participants in accordance with the provisions of the Plan without regard to such termination until all funds in such accounts have been distributed in accordance with such provisions, or (ii) that the Trustee immediately distribute to each participant all amounts then credited to their account as a lump sum.

     I.    Tax Status

        The Plan obtained its latest determination letter in January 1991, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.


     J.    Funding Policy

        The Company contributes cash equal to 50% of each participant's deferred savings up to, but not exceeding, six percent (6%) of the annual cash compensation of each participant for each plan year, subject to the limits of the Internal Revenue Code.


     K.    Rollovers and Transfers from Other Plans

        Rollovers and transfers represent contributions of assets from other qualified plans of companies acquired by Crane Co. and participant account balances of new employees from other non-company qualified plans.



2.   SUMMARY OF ACCOUNTING POLICIES

     The following is a summary of the significant accounting and reporting policies followed in preparation of the financial statements of the Amended and Restated Crane Co. Savings and Investment Plan.

     A.    Investment Funds

        The Plan provides the following funds in which participants can elect to invest their Plan assets:

              Vanguard Money Market Reserves - Prime Portfolio - A diversified portfolio of money market instruments such as: domestic certificates of deposit and bankers' acceptances, commercial paper rated A1/P1 or better, U.S. Government Agency securities and repurchase agreements on such securities and up to 15% of net assets in Eurodollar certificates of deposit and Yankee obligations.

              Vanguard Fixed Rate GIC Trusts - Investments in guaranteed investment contracts issued annually by insurance companies rated A+ by A.M. Best Company. A new Trust is established for each subsequent year of contributions.

           Windsor II - A Vanguard Fund - A diversified portfolio of equity securities.

           Crane Co. Stock Fund - Investments in common stock of Crane
           Co.

           Medusa Stock Fund - This fund was established for the purpose of receiving the distribution of common shares of Medusa Corporation to all holders of record of Crane Co. common stock. This distribution occurred in October 1988. Participants were 100% vested in the shares of Medusa Corporation on the date they were allocated to their accounts.

           Participants may not direct future contributions into the Medusa Stock Fund or transfer investments into this fund from any other investment program. Participants may transfer all or part of their Medusa Stock Fund balance to any other investment option presently being offered.

           Wellington Fund - A Vanguard Fund - A diversified portfolio of equity and fixed income securities.

           Vanguard Morgan Growth Fund - A diversified portfolio of equity securities.

           Vanguard Fixed Income Securities Fund - Investment Grade Corporate Portfolio - A diversified portfolio of long-term investment-grade bonds. The fund's guidelines restrict investments to Corporate Bonds with credit ratings of A or higher, U.S. Government and agency securities, mortgage-backed securities and cash reserves.

        The Trustee may, at its discretion, keep any portion of the above- mentioned investment programs in cash or short-term commercial paper to accommodate withdrawals and administrative fees or deposit all or any part of such funds in a "General Account" pending further instruction by participants.

     B. Investment Valuation - Investments in funds listed on national securities exchanges are valued at the closing composite price published for the last business day of the year. Other funds are stated at fair value as determined by the trustee based on the quoted market price of the underlying securities. Guaranteed investment contracts are stated at contract value, which approximates market value.

        The individual investments each of whose fair value represented 5% or more of the Plan's net assets at year end are presented below:


                                       1993                       1992
                                -----------------------    -----------------------
                                Principal                  Principal
                                Amount ($)                 Amount ($)
                                or Shares      Market      or Shares      Market
                                  /Units        Value        /Units       Value
                                -----------   ---------    ----------  -----------
        Vanguard Money Market
           Reserves - Prime
           Portfolio             3,850,757   $ 3,850,757    3,408,017  $ 3,408,017
        Windsor II - A Vanguard
           Fund                    779,382   $13,280,677      690,008  $10,978,033
        Vanguard GIC-I-92
           Continental Assurance
           Co. 5.75% - 12/31/94       -            -       $2,955,926  $ 2,955,926
        Vanguard GIC-I-93
           Continental Assurance
           Co. 5.17% - 12/31/95 $3,730,091   $ 3,730,091   $2,599,796  $ 2,599,796
        Vanguard GIC-I-91
           Continental Assurance
           Co. and State Mutual
           Insurance Co.
           7.46% - 12/31/93     $4,928,568   $ 4,928,568    5,217,889  $ 5,217,889
        Vanguard Wellington
           Fund                 $  153,158   $ 3,124,424         -            -
        Crane Co. Stock Fund     1,203,003   $20,066,095    1,132,650  $18,043,118


     C. Investment Transactions and Investment Income - Investment transactions are accounted for on the date purchases or sales are executed.  Dividend income is accounted for on the ex-dividend date.  Interest income is recorded on the accrual basis as earned.  Total income of each fund is allocated monthly to participants' accounts within the fund based on the participants' relative beginning balance.  In accordance with Department of Labor requirements, realized and unrealized gains and losses are determined based on the fair market value of assets at the beginning of the plan year.







3.   ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS

     The following is a summary of the allocation by fund of net assets available for benefits at December 31, 1993 and 1992:


                                                 1993                      1992
     Vanguard Money Market Reserves -
        Prime Portfolio                      $ 3,877,039               $ 3,442,621
     Vanguard Fixed Rate GIC Trusts           11,454,549                10,909,416
     Windsor II - A Vanguard Fund             13,408,520                11,096,510
     Crane Co. Stock Fund                     20,334,929                18,312,915
     Medusa Stock Fund                         1,767,327                   736,119
     Wellington Fund - A Vanguard Fund         3,175,003                 2,167,708
     Vanguard Morgan Growth Fund               1,647,198                 1,154,487
     Vanguard Fixed Income Securities
        Fund - Investment Grade
        Corporate Portfolio                      990,367                   685,297
                                             -----------               -----------
                                             $56,654,932               $48,505,073
                                             ===========               ===========


  4. INFORMATION RELATED TO CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

     The changes in net assets available for benefits by fund for the years ended
     December 31, 1993 and 1992 were as follows:


     Employee Contributions:

                                                 1993                      1992

     Vanguard Money Market Reserves -
        Prime Portfolio                      $   532,774               $   529,119
     Vanguard Fixed Rate GIC Trusts            1,459,392                 1,590,861
     Windsor II - A Vanguard Fund              1,580,273                 1,392,718
     Crane Co. Stock Fund                        943,541                 1,008,833
     Medusa Stock Fund                              -                         -
     Wellington Fund - A Vanguard Fund           514,347                   359,509
     Vanguard Morgan Growth Fund                 357,115                   232,468
     Vanguard Fixed Income Securities
        Fund - Investment Grade
        Corporate Portfolio                      169,779                   126,673
                                             -----------               -----------
                                             $ 5,557,221               $ 5,240,181
                                             ===========               ===========


     Interest and Dividends:

                                                 1993                      1992

     Vanguard Money Market Reserves -
        Prime Portfolio                      $   116,877               $   125,132
     Vanguard Fixed Rate GIC Trusts              684,101                   766,870
     Windsor II - A Vanguard Fund                748,216                   481,379
     Crane Co. Stock Fund                        549,691                   506,147
     Medusa Stock Fund                            10,260                    12,654
     Wellington Fund - A Vanguard Fund           177,751                   105,858
     Vanguard Morgan Growth Fund                 181,491                    56,211
     Vanguard Fixed Income Securities
        Fund - Investment Grade
        Corporate Portfolio                       86,875                    51,250
                                             -----------               -----------
                                             $ 2,555,262               $ 2,105,501
                                             ===========               ===========

                                         -9-

     Net Appreciation (Depreciation) in
        Fair Value of Investments:

                                                 1993                      1992
     Vanguard Money Market Reserves -
        Prime Portfolio                      $      -                  $      -
     Vanguard Fixed Rate GIC Trusts                 -                         -
     Windsor II - A Vanguard Fund                803,666                   641,698
     Crane Co. Stock Fund                        749,522                   (56,265)
     Medusa Stock Fund                         1,127,402                   110,559
     Wellington Fund - A Vanguard Fund           138,014                    31,236
     Vanguard Morgan Growth Fund                 (76,975)                   32,599
     Vanguard Fixed Income Securities
        Fund - Investment Grade
        Corporate Portfolio                       26,970                    (1,930)
                                             -----------               -----------
                                             $ 2,768,599               $   757,897
                                             ===========               ===========


     Distributions to Participants:

                                                 1993                      1992

     Vanguard Money Market Reserves -
        Prime Portfolio                      $  (571,983)              $  (495,984)
     Vanguard Fixed Rate GIC Trusts           (1,292,332)               (1,374,130)
     Windsor II - A Vanguard Fund               (928,431)               (1,005,491)
     Crane Co. Stock Fund                     (1,958,065)               (1,852,978)
     Medusa Stock Fund                           (92,862)                  (90,561)
     Wellington Fund - A Vanguard Fund          (206,922)                 (288,994)
     Vanguard Morgan Growth Fund                 (72,236)                 (104,517)
     Vanguard Fixed Income Securities
        Fund - Investment Grade
        Corporate Portfolio                      (51,707)                  (58,022)
                                             -----------               -----------
                                             $(5,174,538)              $(5,270,677)
                                             ===========               ===========


     Transfer From (To) Other Funds:

                                                 1993                      1992

     Vanguard Money Market Reserves -
        Prime Portfolio                      $   345,721               $    98,737
     Vanguard Fixed Rate GIC Trusts             (311,236)               (1,163,581)
     Windsor II - A Vanguard Fund                 86,438                   348,192
     Crane Co. Stock Fund                       (594,922)                  218,872
     Medusa Stock Fund                           (13,592)                  (20,790)
     Wellington Fund - A Vanguard Fund           338,688                   299,560
     Vanguard Morgan Growth Fund                  76,904                   110,166
     Vanguard Fixed Income Securities
        Fund - Investment Grade
        Corporate Portfolio                       71,999                   108,844
                                             -----------               -----------
                                             $      -                  $      -
                                             ===========               ===========







     Rollovers and Transfers From Other Plans:

                                                 1993                      1992
     Vanguard Money Market Reserves -
        Prime Portfolio                      $    11,029               $    (1,452)
     Vanguard Fixed Rate GIC Trusts                5,208                       813
     Windsor II - A Vanguard Fund                 21,847                       640
     Crane Co. Stock Fund                         22,828                     1,370
     Medusa Stock Fund                              -                         -
     Wellington Fund - A Vanguard Fund            45,417                     1,020
     Vanguard Morgan Growth Fund                  26,412                     1,449
     Vanguard Fixed Income Securities
        Fund - Investment Grade
        Corporate Portfolio                        1,154                       978
                                             -----------               -----------
                                             $   133,895               $     4,818
                                             ===========               ===========

5.   AMOUNTS DUE TO PARTICIPANTS

     Amounts due to participants for benefit claims which have been processed and approved for payment by the Plan were $129,244 and $356,791 as of December 31,
     1993 and 1992, respectively.
















                                      SIGNATURE



     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Crane Co. Savings and Investment Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                           ADMINISTRATIVE COMMITTEE OF THE
                           AMENDED AND RESTATED CRANE CO.
                             SAVINGS AND INVESTMENT PLAN



                          D. S. Smith
                          --------------------
                          D. S. Smith

                          P. R. Hundt
                          --------------------
                          P. R. Hundt

                          R. B. Phillips
                          --------------------
                          R. B. Phillips

                          R. A. DuBois
                          --------------------
                          R. A. DuBois















Stamford, CT
June 28, 1994


             AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN
              ITEM 27a SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                  DECEMBER 31, 1993



    Identity of Issue              Shares            Cost            Market Value
Vanguard Money Market
Reserves - Prime Portfolio*    3,850,757.00    $ 3,850,757.00      $ 3,850,757.00

Vanguard Guaranteed
Investment Contract I-93 -
Continental Assurance Co.*     3,730,091.09      3,730,091.09        3,730,091.09

Vanguard Guaranteed
Investment Contract I-91 -
Continental Assurance Co.
and State Mutual Insurance
Co.*                           4,928,568.06      4,928,568.06        4,928,568.06

Vanguard Guaranteed
Investment Contract I-92 -
Continental Assurance Co.*     2,678,227.22      2,678,227.22        2,678,227.22

Windsor II*                      779,382.434    11,564,844.48       13,280,676.67

Crane Co. Stock Fund*          1,203,003.323    16,868,020.62       20,066,095.42

Medusa Stock Fund*                47,947.021       409,211.47        1,767,327.19

Wellington Fund*                 153,158.024     2,861,128.54        3,124,423.68

Vanguard Morgan Growth
Fund*                            134,686.86      1,634,228.01        1,617,589.18

Investment Contract Trust             70.65             70.65               70.65
Vanguard Fixed Income
Securities Fund - Investment
Grade Corporate Portfolio*       105,817.493       930,477.00          975,637.28
                                               --------------      --------------
                                               $49,455,623.99      $56,019,463.29
                                               ==============      ==============


  *Represents a party-in-interest to the plan.


               AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN
                      ITEM 27d SCHEDULE OF REPORTABLE TRANSACTIONS
                                    DECEMBER 31, 1993




                       Cost           No. of    Proceeds       No. of    Net Gain
Identity of Issue    of Assets      Purchases  from Sales       Sales    or (Loss)
Crane Co.
Stock Fund*          $6,551,391.98     69      $(5,277,936.58)  143      $758,903.70

Vanguard Money
Market Reserves -
Prime Portfolio*      3,886,031.79    157       (3,441,563.65)  116             0.00

Windsor II*           2,931,511.15     86       (1,432,533.44)  106       202,461.49





  *Represents a party-in-interest to the plan.




